**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Report of Foreign Issuer**

**Pursuant to Rule 13a-16 or 15d-16 of**

**Securities Exchange Act of 1934**

For the month of  June 2004

HOLMES FINANCING (NO 1) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

**All values are in thousands of pounds sterling unless otherwise stated**

**Mortgage Asset Analysis**

Analysis of Mortgage Trust Movements

| | Current Period | |
|---|---|---|
| | Number | £000's |
| Brought Forward | 417,090 | 29,737,959 |
| Replenishment | 17,513 | 1,533,881 |
| Repurchased | (5,235) | (435,444) |
| Redemptions | (11,582) | (845,941) |
| Losses | (14) | 0 |
| Capitalised Interest | 0 | 3,876 |
| Other Movements | 0 | 0 |
| Carried Forward | 417,772 | 29,994,331 |

| | Cumulative | |
|---|---|---|
| | Number | £000's |
| Brought Forward | 115,191 | 6,399,214 |
| Replenishment | 813,498 | 60,322,044 |
| Repurchased | (229,875) | (16,191,871) |
| Redemptions | (280,588) | (20,573,124) |
| Losses | (454) | (777) |
| Capitalised Interest | 0 | 38,846 |
| Other Movements | 0 | (1) |
| Carried Forward | 417,772 | 29,994,331 |

| | Period CPR | Annualised CPR | |
|---|---|---|---|
| 1 Month | 4.27% | 63.65% | **( including |
| 3 Month | 13.74% | 68.58% | redemptions and |
| 12 Month | 54.45% | 54.45% | repurchases ) |

** The annualised CPR's are expressed as a percentage of the
  outstanding balance at the end of the period

Holmes Financing NO 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 11 May 2004 to 08 June 2004**

**All values are in thousands of pounds sterling unless otherwise stated**

Asset Profiles

| | | |
|---|---|---|
| Weighted Average Seasoning | 32.02 | months |
| Weighted Average Loan size | £71,795.93 | |
| Weighted Average LTV | 71.59% | *** (see below) |
| Weighted Average Indexed LTV | 54.64% | Halifax |
| Weighted Average Indexed LTV | 53.98% | Nationwide |
| Weighted Average Remaining Term | 18.53 | Years |

| Product Type Analysis | £000's | % |
|---|---|---|
| Variable Rate | 9,181,265 | 30.61% |
| Fixed Rate | 5,833,897 | 19.45% |
| Tracker Rate | 14,979,169 | 49.94% |
| | 29,994,331 | 100.00% |

As at 08 June 2004 approximately 7% of the loans were flexible loans

| Repayment Method Analysis | £000's | % |
|---|---|---|
| Endowment | 6,862,703 | 22.88% |
| Interest Only | 4,214,204 | 14.05% |
| Repayment | 18,917,425 | 63.07% |
| | 29,994,331 | 100.00% |

As at 08 June 2004 approximately 13.92% of the loans were self-certified

| Loan Purpose Analysis | £000's | % |
|---|---|---|
| Purchase | 23,176,620 | 77.27% |
| Remortgage | 6,817,711 | 22.73% |
| | 29,994,331 | 100.00% |

Mortgage Standard Variable Rate

| Effective Date | Rate |
|---|---|
| 01 June 2004 | 6.25% |
| 01 March 2004 | 6.00% |
| 01 December 2003 | 5.75% |
| 01 August 2003 | 5.54% |

Holmes Financing NO 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 11 May 2004 to 08 June 2004**

**All values are in thousands of pounds sterling unless otherwise stated**

Geographic Analysis

| Region | Number | £000's | % |
|---|---|---|---|
| East Anglia | 17,082 | 1,139,312 | 3.80% |
| East Midlands | 22,894 | 1,421,787 | 4.74% |
| Greater London | 67,716 | 6,305,101 | 21.02% |
| North | 18,072 | 954,215 | 3.18% |
| North West | 47,511 | 2,703,843 | 9.01% |
| Scotland | 27,747 | 1,529,436 | 5.10% |
| South East | 107,928 | 9,249,744 | 30.84% |
| South West | 33,155 | 2,349,502 | 7.83% |
| Wales | 20,389 | 1,096,795 | 3.66% |
| West Midlands | 28,478 | 1,754,259 | 5.85% |
| Yorkshire and Humberside | 26,144 | 1,419,692 | 4.73% |
| Unknown | 656 | 70,645 | 0.24% |
| Total | 417,772 | 29,994,331 | 100.00% |

Original LTV Bands

| Range | Number | £000's | % |
|---|---|---|---|
| 0.00 - 25.00 | 13,546 | 581,691 | 1.94% |
| 25.01 - 50.00 | 69,485 | 4,195,696 | 13.99% |
| 50.01 - 75.00 | 145,881 | 11,501,425 | 38.35% |
| 75.01 - 80.00 | 22,700 | 1,804,463 | 6.02% |
| 80.01 - 85.00 | 28,047 | 2,312,256 | 7.71% |
| 85.01 - 90.00 | 52,627 | 4,338,916 | 14.47% |
| 90.01 - 95.00 | 85,486 | 5,259,884 | 17.54% |
| Total | 417,772 | 29,994,331 | 100.00% |

\*\*\* The balance is the current outstanding balance on the account
 including accrued interest. The LTV is that at origination and
 excludes any capitalised high loan to value fees, valuation fees
 or booking fees.

Holmes Financing NO 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 11 May 2004 to 08 June 2004**

**All values are in thousands of pounds sterling unless otherwise stated**

Arrears

| Band | Number | Principal | Overdue | % |
|---|---|---|---|---|
| Current | 408,754 | 29,402,053 | (3,225) | 98.04% |
| 1.00 - 1.99 months | 5,441 | 363,212 | 3,078 | 1.21% |
| 2.00 - 2.99 months | 1,666 | 106,707 | 1,642 | 0.36% |
| 3.00 - 3.99 months | 783 | 48,334 | 1,072 | 0.16% |
| 4.00 - 4.99 months | 400 | 24,955 | 730 | 0.08% |
| 5.00 - 5.99 months | 252 | 15,545 | 554 | 0.05% |
| 6.00 -11.99 months | 357 | 21,654 | 1,106 | 0.07% |
| 12 months and over | 41 | 2,158 | 257 | 0.01% |
| Properties in Possession | 78 | 4,146 | 353 | 0.01% |
| Total | 417,772 | 29,988,764 | 5,567 | 100.00% |

Definition of Arrears

This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

Movement in Shares of Trust

| | Funding | Seller |
|---|---|---|
| | £000's | £000's |
| Balance Brought Forward | 16,083,915 | 13,654,044 |
| Replenishment of Assets | 0 | 1,533,881 |
| Acquisition by Funding | 0 | 0 |
| Distribution of Principal Receipts | 0 | (1,281,385) |
| Allocation of Losses | 0 | 0 |
| Share of Capitalised Interest | 2,097 | 1,779 |
| Payment Re Capitalised Interest | (2,097) | 2,097 |
| Balance Carried Forward | 16,083,915 | 13,910,416 |
| Carried Forward Percentage | 53.62318% | 46.37682% |
| Minimum Seller Share | 1,277,893 | 4.26% |

Holmes Financing NO 1 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited

**For Period 11 May 2004 to 08 June 2004**

**All values are in thousands of pounds sterling unless otherwise stated**

Cash Accumulation Ledger

|  | £000's |
|---|---|
| Brought Forward | 656,435 |
| Additional Amounts Accumulated | 0 |
| Payment of Notes | 0 |
| Carried Forward | 656,435 |

| Target Balance | 406,070 | payable on 15th July 2004 |
|---|---|---|
|  | 250,365 | payable on 15th April 2005 |
|  | 656,435 |  |

| Liquidity Facilities | Drawn £000's | Undrawn £000's |
|---|---|---|
| Holmes Funding | £0 | £25,000 |
| Holmes Financing 1 | £0 | £25,000 |
| Holmes Financing 2 | £0 | £25,000 |
| Holmes Financing 3 | £0 | £25,000 |
| Holmes Financing 4 | £0 | £25,000 |
| Holmes Financing 5 | £0 | £25,000 |
| Holmes Financing 6 | £0 | £25,000 |

| Excess Spread * | |
|---|---|
| Quarter to 15/04/04 | 0.3687% |
| Quarter to 15/01/04 | 0.4098% |
| Quarter to 15/10/03 (Restated)** | 0.3433% |
| Quarter to 15/07/03 (Restated)** | 0.3852% |

*Excess spread is calculated by reference to deferred consideration
  (determined according to relevant accounting policies) for the period,
  adjusted for non-cash related items and items relating to amounts
  falling due after transfers to the first and second reserve funds in the
  Funding Revenue Priority of Payments, expressed as a percentage of
  the average note balance over that period.

**The figures for excess spread in prior periods have been restated to
  incorporate the cumulative effects of accounting adjustments. This
  restatement does not affect the past or current cash value of amounts
  standing to the credit of either the first or the second reserve funds.

| Reserve Funds | First Reserve | Second Reserve | Funding Reserve |
|---|---|---|---|
| Balance as at 15/04/2004 | £338,000,000.00 | £7,977,968.00 | £67,722,808.72 |
| Required Amount as at 15/04/2004 | £338,000,000.00 | £7,977,968.00 | £70,000,000.00 |
| Percentage of Notes | 2.02% | 0.05% | 0.40% |

Properties in Possession

Holmes Financing NO 1 plc
Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
**For Period 11 May 2004 to 08 June 2004**

**All values are in thousands of pounds sterling unless otherwise stated**

Stock

| | Current Period | |
|---|---|---|
| | Number | £000's |
| Brought Forward | 82 | 4,377 |
| Repossessed in Period | 15 | 1,958 |
| Sold in Period | (19) | (1,836) |
| Carried Forward | 78 | 4,499 |

| | Cumulative | |
|---|---|---|
| | Number | £000's |
| Repossessed to date | 560 | 36,107 |
| Sold to date | (482) | (31,608) |
| Carried Forward | 78 | 4,499 |

Repossession Sales Information

| | | |
|---|---|---|
| Average time Possession to Sale | 82 | Days |
| Average arrears at time of Sale | £3,377 | |

MIG Claim Status

| | Number | £000's |
|---|---|---|
| MIG Claims made | 195 | 1,382 |
| MIG Claims outstanding | 2 | 14 |

| | |
|---|---|
| Average time claim to payment | 36 |

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of £25 billion

**All values are in thousands of pounds sterling unless otherwise stated**

**Retired Class A Notes**

| Date Retired | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 | Holmes 8 |
|---|---|---|---|---|---|---|---|---|
| 02Q3 | - | 703 | - | - | 352 | - | - | - |
| 02Q4 | - | - | - | - | 352 | - | - | - |
| 03Q1 | - | - | 750 | - | - | - | - | - |
| 03Q2 | - | - | - | - | - | - | - | - |
| 03Q3 | 600 | - | - | - | - | 481 | - | - |
| 03Q4 | - | 176 | - | 191 | - | 481 | - | - |
| 04Q1 | - | 176 | - | 191 | - | - | 241 | - |
| 04Q2 | - | 176 | - | 191 | - | - | 241 | - |

**Outstanding Class A Notes**

| Expected Redemption | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 | Holmes 8 |
|---|---|---|---|---|---|---|---|---|
| 04Q2 | - | - | - | - | - | - | - | - |
| 04Q3 | - | 176 | - | 191 | - | - | - | - |
| 04Q4 | - | - | - | - | 698 | - | - | - |
| 05Q1 | - | - | 750 | - | - | - | - | - |
| 05Q2 | - | - | - | - | - | 801 | - | 1,001 |
| 05Q3 | 650 | - | - | - | - | - | - | - |
| 05Q4 | - | 125 | - | - | - | - | - | - |
| 06Q1 | - | 125 | - | - | - | - | 803 | - |
| 06Q2 | - | 125 | - | - | - | - | - | - |
| 06Q3 | - | 125 | 500 | 1,340 | - | - | - | - |
| 06Q4 | - | - | - | 350 | 875 | - | - | - |
| 07Q1 | - | - | - | - | - | - | 161 | 812 |
| 07Q2 | - | - | - | - | - | 634 | 161 | - |
| 07Q3 | 575 | - | - | - | - | - | - | - |
| 07Q4 | - | 300 | - | - | - | 770 | - | - |
| 08Q1 | - | - | - | - | - | - | - | - |
| 08Q2 | - | - | - | - | - | 500 | 592 | 221 |
| 08Q3 | - | - | - | - | - | - | - | 221 |
| 08Q4 | - | - | - | - | - | - | - | 221 |
| 09Q1 | - | - | - | - | - | - | - | 1,171 |
| 09Q2 | - | - | - | - | - | - | - | - |
| 09Q3 | - | - | - | - | - | - | - | - |
| 09Q4 | - | - | - | - | - | - | - | - |
| 10Q1 | - | - | - | - | - | - | - | - |
| 10Q2 | - | - | - | - | - | - | - | - |
| 10Q3 | 250 | - | - | - | - | - | - | - |
| 10Q4 | - | - | - | - | - | - | - | - |

**All values are in thousands of pounds sterling unless otherwise stated**

**Retired Class A Notes**

| Date Retired | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 | Holmes 8 |
|---|---|---|---|---|---|---|---|---|
| 02Q3 | - | 703 | - | - | 352 | - | - | - |
| 02Q4 | - | - | - | - | 352 | - | - | - |
| 03Q1 | - | - | 750 | - | - | - | - | - |
| 03Q2 | - | - | - | - | - | - | - | - |
| 03Q3 | 600 | - | - | - | - | 481 | - | - |
| 03Q4 | - | 176 | - | 191 | - | 481 | - | - |
| 04Q1 | - | 176 | - | 191 | - | - | 241 | - |
| 04Q2 | - | 176 | - | 191 | - | - | 241 | - |

**Outstanding Class A Notes**

| Expected Redemption | Holmes 1 | Holmes 2 | Holmes 3 | Holmes4 | Holmes 5 | Holmes 6 | Holmes 7 | Holmes 8 |
|---|---|---|---|---|---|---|---|---|
| 04Q2 | - | - | - | - | - | - | - | - |
| 04Q3 | - | 176 | - | 191 | - | - | - | - |
| 04Q4 | - | - | - | - | 698 | - | - | - |
| 05Q1 | - | - | 750 | - | - | - | - | - |
| 05Q2 | - | - | - | - | - | 801 | - | 1,001 |
| 05Q3 | 650 | - | - | - | - | - | - | - |
| 05Q4 | - | 125 | - | - | - | - | - | - |
| 06Q1 | - | 125 | - | - | - | - | 803 | - |
| 06Q2 | - | 125 | - | - | - | - | - | - |
| 06Q3 | - | 125 | 500 | 1,340 | - | - | - | - |
| 06Q4 | - | - | - | 350 | 875 | - | - | - |
| 07Q1 | - | - | - | - | - | - | 161 | 812 |
| 07Q2 | - | - | - | - | - | 634 | 161 | - |
| 07Q3 | 575 | - | - | - | - | - | - | - |
| 07Q4 | - | 300 | - | - | - | 770 | - | - |
| 08Q1 | - | - | - | - | - | - | - | - |
| 08Q2 | - | - | - | - | - | 500 | 592 | 221 |
| 08Q3 | - | - | - | - | - | - | - | 221 |
| 08Q4 | - | - | - | - | - | - | - | 221 |
| 09Q1 | - | - | - | - | - | - | - | 1,171 |
| 09Q2 | - | - | - | - | - | - | - | - |
| 09Q3 | - | - | - | - | - | - | - | - |
| 09Q4 | - | - | - | - | - | - | - | - |
| 10Q1 | - | - | - | - | - | - | - | - |
| 10Q2 | - | - | - | - | - | - | - | - |
| 10Q3 | 250 | - | - | - | - | - | - | - |
| 10Q4 | - | - | - | - | - | - | - | - |

**All values are in thousands of pounds sterling unless otherwise stated**



## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**HOLMES FINANCING (NO 1) PLC**

**Dated:16<sup>th</sup> June 2004**          **By / s / Karen Carson**
                                                  **(Authorised Signatory)**